Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of Baldor Electric Company on Form S-3 of our report dated November 14, 2006 relating to the financial statements of Power Systems Group of Rockwell Automation, Inc. as of September 30, 2006 and 2005 and for each of the three years in the period ended September 30, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standard No. 123R, Share-Based Payment and of FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations), appearing in the Current Report on Form 8-K of Baldor Electric Company dated January 8, 2007 and to the reference to us under the heading “Experts” in the Prospectus which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

January 8, 2007